CLEARY, GOTTLIEB, STEEN & HAMILTON

CGS&H LIMITED LIABILITY COMPANY
PAVELETSKAYA SQUARE, 2, BUILDING 3, 10TH FLOOR
MOSCOW, RUSSIA 115054
PH. (7-501) 258-5006
FAX (7-501) 258-5011

03 DEC 17 AM 7:21

03045215

File No. 82-4475

December 16, 2003

Writer's Direct Dial: (7501) 258-5006

BY HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

SUPPL

Re: Disclosure Materials Provided on Behalf of AO Mosenergo (File No. 82-4475) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, AO Monsenergo (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act, we are submitting herewith the Company's Results for the Nine Months 2003 pursuant to subparagraph (b)(1)(iii) and a revised list of information pursuant to subparagraph (b)(1)(iv).

If you have any questions or require any further information, please do not hesitate to contact me at (011) 7-501-258-5006.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Dmitry Melnikov

Enclosures

cc: Alexei N. Zharikov

Dlw 1/6

Information Required to be Made Public or Distributed To Company Security Holders Pursuant to Russian Law, effective as of December 1, 2003

03 DEC 17 7:21

Type of Information or Report	Comments/Required Date to Make Public or Distribute	Source of Requirement
1. Annual Report	The Annual Report must be made available to the shareholders prior to the annual shareholders' meeting. The Company is required to make its Annual Report available at any time to a shareholder at its request.	Joint-Stock Company Law 1995 No. 208-FZ ("JSC Law"), Articles 91 and 92 (1).
2. Annual Statement of unconsolidated annual audited financial results (balance sheet and profit and loss statement)	Under Russian accounting and tax rules, audited financial results must be published annually no later than June 1 in mass media available to all the Company's shareholders and be filed with statistical authorities. The Company is also required to make the annual statement available at any time to a shareholder at its request.	JSC Law, Articles 91 and 92(1); Ministry of Finance Order 1996 No. 101.
3. Prospectuses in respect of issuance of the Company's securities unless exempt under the Securities law	Prospectuses must be filed with the Federal Commission on the Securities Market ("Federal Commission") in case certain issuance requirements are met.	JSC Law, Articles 91 and 92(1); Securities Law, Article 19, 20 and 30.
4. Lists of the Company's affiliated entities indicating the number and type of shares owned by such entities	The lists must be disclosed to the Federal Commission pursuant to set procedures.	JSC Law, Article 93(4); FCSM Regulation No. 03-19/PS.
5. The Company's Charter, including any registered amendments, and the Company's state registration certificate	The Company is required to furnish this information to a shareholder at any time at its request. Amendments to the Charter must be filed with and registered by the tax authority in accordance with the procedures set out in the Federal Law on State Registration of Legal Entities.	JSC Law, Articles 14 and 91.
6. Documents confirming the Company's rights to the property on the Company's balance	The Company is required to furnish such documents to a shareholder at any time at its request.	JSC Law, Article 91.

Type of Information or Report	Comments/Required Date to Make Public or Distribute	Source of Requirement
sheet		
7. The Company's internal documents approved by the general meeting of shareholders and other management bodies	The Company is required to furnish such documents to a shareholder at any time at its request.	JSC Law, Article 91.
8. Regulations on the Company's subsidiary or representative offices	The Company is required to furnish this information to a shareholder at any time at its request.	JSC Law, Article 91.
9. Minutes of shareholder meetings, meetings of the Board of Directors, Executive Board and audit committee	The Company is required to furnish this information to a shareholder at any time at its request.	JSC Law, Article 91.
10. Quarterly balance sheet and profit and loss statement	The Company is required to furnish this information to a shareholder at any time at its request.	JSC Law, Article 91.
11. Reports of the audit commission, the auditor and state and municipal financial supervisory agencies	The Company is required to furnish this information to a shareholder at any time at its request.	JSC Law, Article 91.
12. List of persons entitled to participating in General Shareholders' Meetings and receiving dividends	The Company is required to furnish this information at the request f a shareholder or nominee shareholder.	JSC Law, Article 91.
13. Voting ballots and powers of attorney for voting at the General Shareholders' Meetings	The Company is required to furnish this information at the request f a shareholder or nominee shareholder.	JSC Law, Article 91.
14. Reports of independent appraisers	The Company is required to furnish this information at the request of a shareholder or nominee shareholder.	JSC Law, Article 91.
15. Information regarding public offerings of the	The Company is required to disclose information of such offerings in compliance with the rules of the	JSC Law, Article 92(2).

Type of Information or Report	Comments/Required Date to Make Public or Distribute	Source of Requirement
Company's securities	Federal Commission	
16. Notice of shareholder meetings. Such notice must indicate the procedure for review by shareholders of information and documents to be submitted to their attention before such meetings. The notice shall also be forwarded to the nominee holder, if any, of the company's shares	In general, the time for notifying shareholders of shareholder meetings must be specified in the company's charter. However, companies with more than one thousand holders of voting shares must distribute such notice no later than 20-50 (depending upon agenda of the meeting) days prior to the shareholder meeting.	JSC Law, Article 52(1).
17. Notice of purchase by the Company of outstanding shares	The Company must notify shareholders owning the specific classes of its shares which the Company proposes to purchase, at least 30 days prior to making any such purchases.	JSC Law, Article 72(5).
18. Notice to shareholders of their right to require redemption by the Company of their shares, including the procedure for and price of such redemption	If voting on agenda items for a general meeting may result in the shareholders wanting to exercise their right to require redemption of their shares, the notice of such right must be given together with notice of the meeting. For shareholders not entitled to participate in the general meeting, notice of their redemption right must be given within 7 days of the date of the decision giving rise to redemption rights.	JSC Law, Article 76 (sections 1 and 2).
19. Notice to shareholders owning the Company's voting shares of the possibility to exercise their preemptive right with regard to purchase of voting shares and securities convertible into voting shares	Such notice must be distributed no later than 20 days prior to the date of commencement by the Company of placement of such voting shares and convertible securities.	JSC Law, Article 41(1).

Type of Information or Report	Comments/Required Date to Make Public or Distribute	Source of Requirement
20. Notice on (i) acquisition by the Company of 20 percent or more of any class of securities of any issuer; or (ii) increase in the Company's holding of such securities to a level that is greater than 20 percent by an increment of 5 percent; or (iii) decrease in the Company's holding of such securities to a level that is greater than 20 percent by an increment of 5 percent	The notice must be filed with the Federal Commission within 5 days after each acquisition or each qualifying increase or decrease.	Securities Market Law, Article 30.
21. Notice on the decision on the securities placement	The Company must disclose this notice in accordance with general disclosure procedures as set in FCSM Regulation № 03-32[1].	FCSM Regulation № 03-32. Article 2.3
22. Notice on the state registration of the securities	The Company must disclose this notice in accordance with general disclosure procedures.	Securities Market Law, Article 23; FCSM Regulation № 03-32. Article 2.4.2
23. Notice on the date of the beginning of securities placement	The notice shall appear on internet site no later than 4 days and get to news lines no later than 5 days from the disclosure if this information was not disclosed under previous item.	FCSM Regulation № 03-32. Article 2.5.2
24. Notice on changes or additions to the decision on securities placement	The Company must disclose this notice in accordance with general disclosure procedures.	FCSM Regulation № 03-32. Article 2.5.5
25. Notice on the state registration of changes or additions to the decision of the securities placement	The Company must disclose this notice in accordance with general disclosure procedures.	FCSM Regulation № 03-32. Article 2.5.6
26. Notice on the results of the securities	The Company must disclose this notice in accordance with general disclosure	Securities Market Law, Article 25; FCSM Regulation № 03-

[1] The notice shall be published not later than 5 days, appear on internet site no later than 3 days and get to news lines no later than 1 day from the disclosure

Type of Information or Report	Comments/Required Date to Make Public or Distribute	Source of Requirement
placement	procedures.	32. Article 2.5.7
27. Notice on the significant fact at the stage of the state registration of the report of the results of the issuance	The Company must disclose this notice in accordance with general disclosure procedures.	FCSM Regulation № 03-32. Article 6.3.1
28. Notice on the significant fact at the stage of the state registration of the prospectus of the issuance	The Company must disclose this notice in accordance with general disclosure procedures.	FCSM Regulation № 03-32. Article 2.6.1
29. Notice in case of the state registration of the issuance after the state registration of the report of the results of the issuance	The Company must disclose this notice in accordance with general disclosure procedures.	FCSM Regulation № 03-32. Article 4.2
30. Quarterly Report of the Issuer	The Report shall be filed quarterly with the Federal Commission.	Securities Market Law, Articles 23 and 30; FCSM Regulation № 03-32. Article 5.2
31. Notice on the material event	The Company must disclose this notice in accordance with general disclosure procedures.	Securities Market Law, Articles 23 and 30; FCSM Regulation № 03-32. Article 6.3.1
32. Notice on acquisition of more than 75% of the ordinary shares of the Company	The Company shall notify the stock exchange on acquisition by any company (group of companies) of 75% of its ordinary shares within 5 days from the date it found out of such acquisition.	FCSM Regulation No. 1-ps. Article 5.4.1

МОСЭНЕРГО

Результаты работы за девять месяцев
Results for the nine months

2003

□ Производственные показатели   □ Operating highlights

	На 01.10.2003 As of 01.10.2003	На 01.10.2002 As of 01.10.2002
Производство электроэнергии, *млн.кВт·ч* Electricity production, *mln kW.h*	53 927,8	49 297,2
Производство теплоэнергии, *тыс.Гкал* Heat production, *thou Gcal*	49 581,7	43 379,8
Установленная мощность, *МВт* Installed capacity, *MW*	14 668,8	15 099,8

□ Основные финансовые показатели   □ Financial highlights

	На 01.10.2003 As of 01.10.2003	На 01.10.2002 As of 01.10.2002
Выручка от продажи продукции, *млн. руб.* Net sales, *RUR million*	48 852,4	33 796,3
Прибыль до налогообложения, *млн. руб.* Profit before taxation, *RUR million*	−674,3	−3 132,3
Чистая прибыль, *млн. руб.* Net profit, *RUR million*	−1 067,3	−3 393,4

К нашим акционерам

ОАО «Мосэнерго» доводит до Вашего сведения результаты производственно-хозяйственной деятельности Компании за 9 месяцев 2003 года.

Летние месяцы — время сезонного спада нагрузок — были нами использованы для подготовки к предстоящему осенне-зимнему максимуму нагрузок. Эта работа велась в условиях постоянного роста электропотребления, роста цен на топливо и материалы, что создавало для Компании множество дополнительных проблем. Тем не менее, энергосистема полностью готова к работе в осенне-зимний период, надежному обеспечению энергией наших потребителей. Мы имеем достаточный потенциал производственных мощностей, чтобы обеспечить теплом и электроэнергией любого потребителя Московского региона и оптового рынка.

Выручка от продажи товарной продукции за 9 месяцев составила 48,8 млрд. рублей, а прибыль от продаж — 2,5 млрд. рублей.

Обеспечение наших электростанций топливом за отчетный период проходило удовлетворительно. Сбоев не было благодаря накоплению достаточных запасов по всем видам резервного топлива и в Москве, и в Московской области.

В топливном балансе Компании газ составляет 91,5%, что ниже, чем за 9 месяцев 2002 года (92,7%), поскольку в связи с увеличением выработки электрической и тепловой энергии из-за более холодной погоды наряду с дополнительным расхо-

To our shareholders

MOSENERGO is pleased to inform you of its performance in the nine months of 2003.

We worked hard during the summer months, a period of seasonal load drops, to get ready for the forthcoming fall and winter load peaks. This work has been done in the environment of a constant growth in energy consumption, in prices for fuel and materials, and that created a number of additional problems for the Company. The energy system is nevertheless 100% ready for operation during the fall and winter seasons and for a reliable supply of energy to our customers. We have sufficient capacities at our production facilities to ensure that any customers in the Moscow area and on the wholesale market are supplied with heat and electricity.

The cash-based sales of commercial output in the nine months yielded RUR 48.8 billion, with the profit on sales bringing RUR 2.5 billion.

Fuel supplies to our plants in the accounting period were generally satisfactory, with no interruptions thanks to sufficient reserves of all types of fuel in both Moscow City and the Moscow Region.

The share of gas in the Company's fuel mix is 91.5%, a decrease year on year (92.7% in 2002), associated with the fact that along with a higher gas consumption for increased output of electricity and heat due to a colder weather, the utility had to use 2.4 times more fuel oil.

The program for construction and refurbishment of MOSENERGO's energy facili-

дом газа пришлось использовать в 2,4 раза больше мазута.

Программа строительства и реконструкции объектов энергетики ОАО «Мосэнерго» — станций, электрических сетей, включая кабельные сети, и тепловой сети — учитывает необходимость развития энергетической системы Компании.

В целях обеспечения необходимого финансирования деятельности и развития нашей Компании мы, как и ранее, стремимся привлекать к сотрудничеству российских и иностранных инвесторов для осуществления совместных производственных и коммерческих проектов.

Одной из важнейших составляющих своей рыночной политики ОАО «Мосэнерго» считает поддержание на высоком уровне информационной открытости Компании. Это во многом обеспечивается прозрачностью деятельности акционерного Общества и наличием эффективных каналов распространения информации, в том числе и через Интернет (www.mosenergo.ru).

Акции ОАО «Мосэнерго» по-прежнему остаются в числе наиболее ликвидных акций в Российской торговой системе (РТС), на Московской межбанковской валютной

ties — plants, electric power grids, including cable grids, and heating grids — addresses the need to develop the energy system of the Company.

To secure the requisite financing for the Company's operation and development, we as before are seeking cooperation of both Russian and international investors in implementing joint industrial and business projects.

MOSENERGO views the Company's transparency as a key element of its market strategy. This is largely based on the transparency of the Company's operations and availability of efficient channels for disseminating information, including the Internet (www.mosenergo.ru).

MOSENERGO's shares hold their place among the most liquid securities in the Russian Trading System, at the Moscow Interbank Currency Exchange, and at the Moscow Stock Exchange.

A reduction in the stake of foreign companies and an increase in the stake of Russian companies in MOSENERGO's charter capital are due to the sale by foreign companies during the year of MOSENERGO's shares traded in the form of American Depository Receipts outside the Russian Federation and listing thereof at the Russian stock market.

□ Изменение курсовой стоимости акций, *долларов США*

□ Share price history, *USD*



0,07
0,06
0,05
0,04
0,02
0,01
0
11.01
25.01
08.02
22.02
08.03
22.03
05.04
19.04
03.05
17.05
31.01
14.06
28.06
12.07
26.07
09.08
23.08
06.09
20.09
30.09

бирже и на Московской фондовой бирже. Уменьшение доли иностранных компаний и увеличение доли российских компаний в уставном капитале ОАО «Мосэнерго» связано с продажей в течение года иностранными компаниями акций Компании, обращавших-

Assumed as a basis and finalized in the context of the comments and proposals received, the MOSENERGO Restructuring Project was approved in general by the Drafting Committee of RAO UES of Russia on October 14.

ся в форме американских депозитарных расписок за пределами РФ, и поступлением их в обращение на российский фондовый рынок.

Принятый за основу проект реформирования ОАО «Мосэнерго» после доработки, с учетом высказанных замечаний и предложений, был в целом одобрен Проектным комитетом ОАО РАО «ЕЭС России» 14 октября.

Реформирование ОАО «Мосэнерго» будет осуществляться в соответствии с базовым вариантом, закрепленным в Стратегии ОАО РАО «ЕЭС России» «5+5» по принципу «зеркального распределения» собственности.

В ходе реорганизации путем выделения будут созданы четыре генерирующие компании (ГРЭС-4, ГРЭС-5, ГРЭС-24, Загорская ГАЭС будут включены в состав оптовых генерирующих компаний), теплосетевая компания, городская и областная распределительные электросетевые компании, магистральная сетевая компания, сбытовая, управляющая, а также компании, осуществляющие строительные, ремонтные и иные сервисные виды деятельности.

В составе реорганизованного ОАО «Мосэнерго» останутся все остальные активы, включая 17 тепловых электростанций.

MOSENERGO reforming will be carried out in accordance with the base option fixed in RAO UES of Russia's "5+5" strategy based on the principle of "mirror distribution" of its property.

The separation-based reorganization process will wind up with establishment of 4 generating companies (LAPS-4, LAPS-5, LAPS-24, Zagorsk PSP will be incorporated in wholesale generation companies), a heating grid company, municipal and regional electricity distribution companies, a transmission company, a supply company, a management company, as well as companies involved in construction, repair and other service types of activities.

Reformed MOSENERGO will comprise all other assets, including 17 thermal power plants.

The electricity transmission assets will be transferred in payment for shares of the Interregional Transmission Company of the Center (ITC).

The property and functions of RDU are contemplated to be assigned to UES SO-CDU.

A general meeting of MOSENERGO's shareholders with its restructuring on the agenda is planned for the 2nd quarter of 2004.

As a result of interplay with the government authorities in the reform issues, two agree-

Структура акционерного капитала, % / Share Capital structure, %

Структура акционерного капитала, %	Share Capital structure, %	
ОАО РАО «ЕЭС России»	RAO UES of Russia	50,87
Прочие юридические лица	Other legal entities	30,03
Иностранные компании	Foreign companies	9,49
Физические лица	Individuals	6,66
Департамент государственного и муниципального имущества правительства Москвы	Department of State and Municipal Property of the Moscow City Government	2,95


50,87
30,03
9,49
6,66
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100

Активы магистрального электросетевого хозяйства будут переданы в оплату акций Межрегиональной магистральной сетевой компании Центра (ММСК). Функции и имущество РДУ предполагается передать в ОАО «СО-ЦДУ ЕЭС».

ments were prepared on RAO UES of Russia's initiative, signed by the parties and approved by the Board of Directors of MOSENERGO on October 9:

- *one between RAO UES of Russia, MOSENERGO, the Government of Moscow, Moscow REC;*

Срок проведения общего собрания акционеров ОАО «Мосэнерго» по вопросам его реорганизации — II квартал 2004 года.

○ В результате взаимодействия с органами власти по вопросам реформирования по инициативе ОАО РАО «ЕЭС России» подготовлены, подписаны сторонами и утверждены Советом директоров ОАО «Мосэнерго» 9 октября два соглашения:
◦ одно — между ОАО РАО «ЕЭС России», ОАО «Мосэнерго», правительством Москвы, РЭК Москвы;
◦ второе — между ОАО РАО «ЕЭС России», ОАО «Мосэнерго», правительством Московской области, Энергетической комиссией Московской области.

Эти соглашения о взаимодействии при реформировании электроэнергетических комплексов Москвы и Московской области вступят в силу после их утверждения Советом директоров ОАО РАО «ЕЭС России».

Наиболее важной проблемой в ходе реализации подготовительного этапа преобразований остается вопрос регистрации прав собственности на недвижимое имущество.

Из подлежащих регистрации 28 082 объектов по состоянию на 8 октября было зарегистрировано 22 378 объектов (79,7%).

Разработан и проходит согласование в ОАО РАО «ЕЭС России» проект реформирования ремонтных видов деятельности.

В рамках реформирования сетевого бизнеса продолжалось согласование проекта реформирования ОАО «Мосэнерго» в части создания Московской сетевой компании и передачи части сетевых активов в ФСК. В целом переговоры с ФСК закончены. Проблема заключается в том, как оценивать рыночную стоимость имущества, передаваемого в ФСК.

Ведется работа с непрофильными активами. Советом директоров Компании 9 октября утвержден Реестр непрофильных активов ОАО «Мосэнерго» и действий с ними. Письмом заместителя Председателя Правления ОАО РАО «ЕЭС России» В.Ю. Синюгина от 19 сентября было дано разрешение на ускоренную реализацию непрофильных активов,

◦ the second between RAO UES of Russia, MOSENERGO, the Government of the Moscow Region, the Energy Commission of the Moscow Region.

The above agreements for cooperation in reforming the electric power complexes of Moscow and the Moscow Region will become operative upon approval thereof by the Board of Directors of RAO UES of Russia.

The issue of registering the title to real estate is still the most important challenge in the course of implementing the preparatory phase of the reform.

As of October 8, 22,378 of 28,082 registrable facilities (79.7 %) had been registered.

A project of restructuring repair businesses has been developed and is pending approval by RAO UES of Russia.

Within the framework of the transmission business reform, continued the process of approval of the MOSENERGO Restructuring Project with respect to setting-up a Moscow Grid Company and transfer of a part of transmission assets to the Federal Grid Company. Negotiations with the FGC have generally come to an end. The problem consists in how to determine the market value of the property to be transferred to the FGC.

The work with non-core assets is still in focus. On October 9, the Board of Directors of the Company approved a Register of MOSENERGO's Non-core Assets and an action plan in this regard. By his letter of September 19, Deputy Chairman of the RAO UES of Russia Executive Board V.Yu. Sinyugin authorized expeditious disposal of the non-core assets so as to channel the proceeds to MOSENERGO reforming.

The work on establishment of a 100 % subsidiary of MOSENERGO, APK Shaturskiy, based on the Shaturskiy Agroindustrial Compex branch is under way.

At the present time, the property tendered as a contribution to the authorized capital of the newly created legal entity has been appraised, and the documents for reviewing by the Property Committee of RAO UES of Russia are being prepared.

с тем чтобы вырученные средства направить на проведение работ по реформированию ОАО «Мосэнерго».

Проводится работа по учреждению 100 %-го ДЗО ОАО «Мосэнерго» «АПК Шатурский» на базе филиала АПК «Шатурский».

В настоящее время проведена оценка имущества, вносимого в качестве вклада в уставный капитал вновь создаваемого юридического лица, и осуществляется подготовка документов для рассмотрения на Комиссии по собственности ОАО РАО «ЕЭС России».

Продолжается подготовка к рассмотрению на Комиссии по собственности ОАО РАО «ЕЭС России» вопроса об учреждении ОАО «Мосэнерго» двух негосударственных профессиональных образовательных учреждений на базе филиалов МТК и МЦПК. Осуществляется разработка бизнес-планов создаваемых юридических лиц.

Правлением ОАО РАО «ЕЭС России» и Комиссией по собственности было одобрено намерение ОАО «Мосэнерго» о выходе из 15 ДЗО.

Советом директоров ОАО «Мосэнерго» было принято решение о прекращении участия Компании в ОАО «Сбербанк России» и в ЗАО «МТР-Связь».

Комиссией по собственности ОАО РАО «ЕЭС России» в сентябре одобрено решение Правления Компании о прекращении деятельности учреждения «Футбольный клуб ОАО «Мосэнерго».

Продолжается работа по передаче объектов ЖКХ в муниципальную собственность. По состоянию на 20 октября передано 26 жилых домов (всего в 2003 году запланировано к передаче 46 жилых домов).

В течение года велась активная работа с миноритарными акционерами: весной 2003 года в России, Великобритании и США менеджментом ОАО «Мосэнерго» проведены встречи с акционерами, в том числе владельцами АДР, на которых обсуждались основные конструктивные составляющие плана реформирования ОАО «Мосэнерго».

В целом миноритарные акционеры не высказали существенных возражений по принци-

The matter of establishment by MOSENERGO of two private vocational training institutions on the basis of the MTsPK (the Moscow Training Center) and MTK (the Moscow Technical College) branches is still at the stage of preparation for consideration by the Property Committee of RAO UES of Russia. Business plans of the legal entities are being developed.

The Executive Board and Property Committee of RAO UES of Russia have approved the MOSENERGO's intention to withdraw from 15 subsidiary and associated companies.

The Board of Directors of MOSENERGO resolved that the Company should terminate its membership in Savings Bank of Russia and MTR-Svyaz.

In September, the Property Committee of RAO UES of Russia approved the decision of the Company Executive Board on dissolution of the MOSENERGO Football Club institution.

The work is continued to transfer the title to housing and communal services assets to the municipalities. As of October 20, 26 residential buildings have been transferred (with the total of 46 residential buildings to be transferred in 2003).

During the year, the Company carried on an intensive work with the minority shareholders: in spring 2003, the MOSENERGO management held meetings with the Company shareholders, including ADR holders, in Russia, Great Britain and USA to discuss the nuts and bolts of the MOSENERGO reform plan.

In general, the minority shareholders expressed no serious objections with regard to the matters of principle of the MOSENERGO reform plan, including the ADR restructuring plan.

Furthermore, MOSENERGO held consultations with Renaissance Capital, the holder of 12% of the Company shares, and Guta-Bank holding 4% of the Company shares, as well as with the Moscow Government controlling 8 % of its shares (3% of which belong to the Moscow Department of Property and 5% to the Bank of Moscow).

An education campaign was also conducted with the MOSENERGO employees who are the holders of the Company shares.

пиальным вопросам плана реформирования ОАО «Мосэнерго», включая план реструктуризации АДР.

Кроме того, проводились консультации с владельцем 12% акций ОАО «Мосэнерго» — компанией «Ренессанс капитал» и владельцем 4% акций — «Гута-банк», а также контролирующим 8% акций правительством Москвы (3% из которых принадлежит Департаменту имущества Москвы и 5% — «Банку Москвы»).

Также проводилась разъяснительная работа с работниками ОАО «Мосэнерго» — владельцами акций Компании.

Менеджментом ОАО «Мосэнерго» в течение года постоянно проводились консультации с кредиторами — Европейским банком реконструкции и развития и Международной финансовой корпорацией — по вопросам реформирования.

Для получения дополнительной информации, пожалуйста, звоните:

- Васильеву Дмитрию Валерьевичу — первому заместителю генерального директора — управляющему директору по корпоративной политике и управлению собственностью.
  Телефон: (095) 957-2955.
- Жарикову Алексею Николаевичу — начальнику отдела ценных бумаг.
  Телефон: (095) 957-3417.

In the course of the year, the MOSENERGO management held regular consultations with its creditors, the European Bank for Reconstruction and Development and International Finance Corporation, on the reform issues.

For more information, please call:

- *Dmitry Vasiliev, First Deputy General Director — Managing Director for Corporate Policies and Property Management.*
  Telephone: (095) 957-2955.
- *Alexey Zharikov, Head of the Securities Department.*
  Telephone: (095) 957-3417.

Производство и передача энергии

В течение 9 месяцев электростанциями Компании произведено 53,9 млрд. кВт·ч электроэнергии, что на 9,4% выше уровня прошлого года. Электропотребление собственных потребителей за 9 месяцев 2003 года составило 41,9 млрд. кВт·ч электроэнергии, что выше уровня прошлого года на 4,8% за счет увеличения потребления всеми группами потребителей региона, кроме населения. Наибольший рост электропотребления произошел в железнодорожном транспорте (19,0%) и в группах непромышленных потребителей (15,4%) и оптовых потребителей-перепродавцов (8,5%).

Снижение потребления электроэнергии населением составило 9,5% за счет перехода на новую систему учета полезного отпуска электроэнергии бытовым потребителям.

Для обеспечения растущего электропотребления Компания в течение 9 месяцев покупала электроэнергию у других регионов с соблюдением коммерческих интересов. На ФОРЭМ куплено 1,85 млрд. кВт·ч при плане нулевого сальдо-перетока. За тот же период прошлого года покупка электроэнергии составила 2,47 млрд. кВт·ч.

Power Generation and Transmission

In the nine months, the Company's power plants generated 53.9 billion kWh of electricity, a 9.4% increase year on year. Electricity consumption by own consumers in the nine months of 2003 totaled 41.9 billion kWh, a 4.8% rise against the last year caused by greater consumption by all of the area's consumer groups, save for the residents. The major contributors to the rise in electricity consumption are the railway transport (19.0%), non-industrial consumers (15.4%) and wholesale resellers (8.5%).

A reduction in residential electricity consumption is 9.5% due to the transition to a new system of metering the effective sales of electricity to household consumers.

To meet a growing electricity demand in the period under review, the Company was buying electricity from other areas subject to the commercial interests. 1.85 billion kWh were purchased at FOREM, given a plan of zero balance of electricity flow. During the same period of the last year, the electricity purchases were 2.47 billion kWh.

MOSENERGO's grid losses under the new conditions of metering the effective sales to residential consumers were 14.78%. Last year

□ **Структура электропотребления (I) и товарной продукции (II), %**

□ **Electricity consumption (I) and electricity sales (II), %**

		I	II
□ Промышленность	□ Industry	29,5	34,7
□ Непромышленные потребители	□ Non-industrial consumers	27,7	32,6
□ Население	□ Residents	19,4	15,6
□ Оптовые потребителили перепродавцы	□ Wholesale resellers	13,9	7,4
□ Электрифицированный ж/д транспорт	□ Electrical railways	4,4	4,1
□ Электрифицированный городской транспорт	□ Electrical municipal transport	3,6	3,9
□ Сельское хозяйство	□ Agriculture	1,5	1,7



I
29,5
27,7
19,4
13,9
4,4
3,6
II
34,7
32,6
15,6
7,4
4,1
3,9
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100

Потери электроэнергии в сетях ОАО «Мосэнерго» в новых условиях учета полезного отпуска по бытовым потребителям составили 14,78%. В прошлом году потери за 9 месяцев зафиксированы на уровне 12,11%, или 15,41% в сопоставимых условиях 2003 года.

Уровень потерь электроэнергии в сетях в целом по ОАО «Мосэнерго» (без учета потерь в сетях муниципальных унитарных предприятий) при росте отпуска электроэнергии в сеть на 7,8% при приведении к сопоставимым условиям снизился на 4,1%.

Для снижения потерь электроэнергии в энергосистеме предпринимаются следующие меры:

- продолжаются работы по оснащению электростанций и электрических сетей приборами учета электроэнергии для выявления и анализа мест повышенных потерь;
- проводится широкомасштабная замена коммерческих приборов учета электроэнергии на более совершенные приборы согласно разработанной программе;
- проводятся рейды для выявления неучтенного потребления электроэнергии и инвентаризации потребителей.

Кроме указанных мер, непосредственно на филиалах проводились работы по снижению потерь: отключение ненагруженных трансформаторов, снижение расхода на собственные нужды сетевых подстанций 35–500 кВ, проведение реконструкции сетей, в результате чего потери снижены на 64,6 млн. кВт·ч.

losses in the nine months were recorded at 12.11%, or 15.41% under the conditions comparable with the year 2003.

The level of electricity losses in MOSENERGO's grids at large (unadjusted for losses in the grids of municipal unitary companies) reduced by 4.1%, as restated in comparable terms, while electricity supplies to the grid grew by 7.8%.

To reduce electricity losses in the power system, the Company:

- proceeds with equipment of power plants and electric power grids with electricity metering units to identify and analyze locations of increased losses;
- replaces commercial electricity metering units with more up-to-date units on a large-scale basis in line with the developed program;
- carries out inspections to find non-metered electricity consumption and to take inventory of consumers.

In addition to the said measures, the branches worked to reduce losses through cutting off unloaded transformers, reducing internal consumption by the 35–500 kV grid substations, refurbishing the grids, whereby the losses were cut by 64.6 million kWh;

Energosbyt conducted 2,650 inspections resulting in 582.6 million kWh of electricity found to be undermetered by consumers or stolen.

□ Структура теплопотребления (I) и товарной продукции (II), %

□ Heat consumption (I) and heat sales (II), %

		I	II
Бытовые потребители	Households	58,8	52,4
□ Промышленность	□ Industry	7,9	9,3
□ Организации здравоохранения, образования, культуры и спорта	□ Health, education, culture and sport	14,4	13,1
□ Прочие	□ Others	18,9	25,2



I
58,8
7,9
14,4
18,9
II
52,4
9,3
13,1
25,2
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100

Энергосбытом проведено 2 650 инспекторских проверок, выявлено 582,6 млн. кВт·ч недоучтенной потребителями и похищенной электроэнергии.

В течение 9 месяцев 2003 года с коллекторов электростанций отпущено 49,6 млн. Гкал тепловой энергии, что по сравнению с прошлым годом выше на 14,3% и обусловлено более низкой температурой наружного воздуха (+7,0 °С против +9,7 °С в 2002 году) и более поздним отключением отопления 11 мая (в 2002 году — 26 апреля). Потребителям теплоэнергии отпущено (в паре и горячей воде) 46,6 млн. Гкал, что на 17,1%, выше, чем в том же периоде прошлого года из-за роста потребления по всем группам потребителей.

Наиболее значительно увеличилось теплопотребление в коммунальном хозяйстве (49,7%), в строительстве (32,4%), в промышленности (30,7%), в организациях здравоохранения, культуры и спорта (25,8%). По сравнению с 9 месяцами 2002 года отпуск тепла с горячей водой увеличился в целом по системе на 18,0%, а с паром сократился на 3,3%.

In the nine months of 2003, 49.6 million Gcal of heat were sold from the power plant manifolds, a 14.3% rise year on year due to a lower ambient temperature (+7.0 °C against +9.7 °C in 2002) and an extended heating season that ended on May 11 (April 26 in 2002).

46.6 million Gcal of heat (in steam and hot water) were sold to heat consumers, a 17.1% increase against the last year due to a growth in almost all consumer groups.

The heaviest growth of heat consumption was recorded in the public utilities (49.7%), construction (32.4%), industry (30.7%), and health care, culture and sports (25.8%).

As compared with the nine months of 2002, the heat sales for the system on the whole increased by 18.0% in hot water and reduced by 3.3% in steam.

Инвестиции

Инвестиционная деятельность ОАО «Мосэнерго» связана с заменой изношенного оборудования и его реконструкцией, а также вводом новых мощностей, строительством и реконструкцией электрических и тепловых сетей.

План капитального строительства на 2003 год составляет 11 000,29 млн. рублей, в том числе за счет собственных источников — 6 432,3 млн. рублей.

○ В утвержденном объеме инвестиций на текущий год 3 642,89 млн. рублей предусмотрено на:

- авансы на приобретение оборудования под вводы 2004 года — 179,97 млн. рублей;
- инвестиции по программе реконструкции ветхого жилья — 2 760,06 млн. рублей;
- погашение кредита ЕБРР и МФК — 362,74 млн. рублей;
- выплату процента за погашение кредита — 339,89 млн. рублей.

Investments

MOSENERGO's investments are connected with replacement of worn equipment and its refurbishment as well as with commissioning new capacities and construction and refurbishment of electric and heating grids.

The 2003 capital construction plan is RUR 11,000.29 million, including RUR 6,432.3 million from internal sources.

○ RUR 3,642.89 million of investments approved for the current year are distributed as follows:

- advance money for procurement of equipment to be commissioned in 2004 — RUR 179.97 million;
- investments under the ramshackle dwelling refurbishment program — RUR 2,760.06 million;
- credit repayment to the EBRD and IFC — RUR 362.74 million;
- payment of interest on the credit — RUR 339.89 million.

За 9 месяцев 2003 года фактическое выполнение капвложений в действующих ценах составило 4 847,38 млн. рублей, или 65,9% от утвержденного годового лимита, равного 7 357,4 млн. рублей (годовой план, уменьшенный на вышеуказанный объем затрат, не входящих в выполнение).

Выполнение СМР составило 1 894,98 млн. рублей (61,53% от плана года, равного 3 247,30 млн. рублей).

Поскольку план капитального строительства на 2003 год сформировался в марте, работы в I квартале филиалами велись только на переходящих объектах 2002 года. Основной же объем работ по строительству объектов капитального строительства пришелся на II и III кварталы текущего года.

В I квартале выполнение по капитальному строительству составило 704,69 млн. рублей, тоесть 9,6% годового лимита, за II квартал — 1 709,9 млн. рублей, или 23,2% от годового лимита, за III квартал — 2 432,79 млн. рублей, или 33,1% годового лимита.

Из общего объема капвложений выполнение за счет собственных средств ОАО «Мосэнерго» составило 3 934,54 млн. рублей, за счет привлеченных средств — 912,84 млн. рублей (в том числе кредитные средства — 909,06 млн. рублей, долевое участие города — 1,77 млн. рублей, прочие источники — 2,01 млн. рублей).

С начала года введено в эксплуатацию:

- трансформаторы общей мощностью 80,16 тыс. кВА (реконструкция перегруженных трансформаторных подстанций в МКС — 30,16 тыс. кВА, ПС Ляхово 2x25 тыс.кВА в Каширских электрических сетях);
- 15,54 км тепловых сетей (в двухтрубном исполнении);
- 15,2 км ВЛ 35 кВ и выше (реконструкция ВЛ Солнечногорск — Волково);
- 469,93 км ЛЭП напряжением 0,4/6–10 кВ;
- 18,26 км кабельных линий напряжением до 10 кВ (развитие и реконструкция МКС).

Кроме выполненных работ, произведена оплата авансовых платежей под оборудование текущего года на сумму 577,83 млн. рублей, а также погашение кредитов Ново-Люблянскому банку (ГЭС-1) в сумме 59,8 млн. рублей, банку ЕБРР: кредит по Загорской ГАЭС —

In the nine months of 2003, the actual capital expenditures totaled RUR 4,847.38 million in current prices, or 65.9% of the approved annual limit equal RUR 7,357.4 million (the annual budget decremented by the above volume of expenditures not included in the fulfillment).

Accomplished construction and installation accounted for RUR 1,894.98 million (61.53% of the annual budget equal RUR 3,247.30 million).

Since the capital construction plan for 2003 was developed in March, in the 1st quarter our branches proceeded only with carry-over projects of 2002. The bulk of the capital construction works fell on the 2nd and 3rd quarters of the current year.

In the 1st quarter, the capital construction was accomplished for RUR 704.69 million, i.e. 9.6% of the annual limit, the 2nd quarter accounted for RUR 1,709.9 million, or 23.2% of the annual limit, and the 3rd quarter scored RUR 2,432.79 million, or 33.1% of the annual limit. Of the total installed cost, accomplishment on account of MOSENERGO's own funds amounted to RUR 3,934.54 million, while the borrowings contributed RUR 912.84 million (including loan funds of RUR 909.06 million, city's equity participation of RUR 1.77 million, and others sources RUR 2.01 million).

The following capacities have been commissioned since the beginning of the year:

- transformers with the total capacity of 80.16 MVA (refurbishment of 30.16 MVA overloaded transformer capacities in the Moscow Cable Grid, 2x25 MVA Lyakhovo substation in the Kashirskiye Electric Grids);
- 15.54 km of heating grids (as a two-pipe system);
- 15.2 km of 35 kV and more overhead transmission lines (refurbishment of the Solnechnogorsk — Volkovo overhead transmission line);
- 469.93 km of 0.4/6–10 kV transmission lines;
- 18.26 km of up to 10 kV cable lines (development and refurbishment of the Moscow Cable Grid).

In addition to the works performed, advance payments were made for the current year equipment in the amount of RUR 577.83 million, and the loans repaid were RUR 59.8 million to Novo-Lyublyansky Bank (TEP-1), and RUR 139.8 million for Zagorsk PSP and RUR 90.006 million for TEP-22 to the EBRD.

Investments allocated to MOSKAPSTROY under the municipal program for ramshackle

139,8 млн. рублей, кредит по ТЭЦ-22 — 90,006 млн. рублей.

Произведено инвестирование по городской программе реконструкции ветхого жилья в адрес ОАО «Москапстрой» в сумме 1 076,0 млн. рублей.

В конце июня на ПС Шуколово (Дмитровские сети) включены в работу два трансформатора мощностью по 32 тыс. кВА. Акт Госкомиссии находится на оформлении. В настоящее время ведутся работы по оформлению прав собственности.

В Каширских электрических сетях в августе текущего года поставлены под напряжение линии ВЛ 220 кВ Кашира — Лесная, Кашира — Пахра через реку Оку.

По кабельным линиям 220 кВ ТЭЦ-20 — Очаково, ТЭЦ-20 — Южная (МКС) проведена приемочная комиссия. Акт приемочной комиссии находится в стадии оформления.

В сентябре закончена работа по замене паропроводов давлением 13 атм. в пределах блоков № 3–6 на ТЭЦ-22.

Завершена реконструкция блока № 11 на ТЭЦ-22 и блока № 6 на ГРЭС-4.

По городской программе:

- продолжается строительство подстанции 220 кВ Академическая — здание подстанции смонтировано в полном объеме, ведется монтаж оборудования. Ввод подстанции в работу намечен на ноябрь 2003 года;
- ведутся подготовительные работы по ПС 220 кВ Нарвская и ПС 110 кВ Чкаловская;
- завершен подготовительный этап строительства Бусиновской насосно-перекачивающей станции. По Филевской и Ясеневской НПС проекты переданы МГЭ, ведутся подготовительные работы. По Осташковской НПС утверждено техническое задание на проектирование, оформляется договор по аренде земли.

Наиболее важными задачами капитального строительства ОАО «Мосэнерго» до конца 2003 года являются: замена турбины № 8 мощностью 110 МВт на ТЭЦ-22, ввод ПС 220 кВ Академическая в Южных электрических сетях, строительство питающих кабельных линий и тепловых сетей по городской программе реконструкции ветхого жилья.

dwelling refurbishment totaled RUR 1,076.0 million.

In late June, two transformers of 32 MVA each were put in operation at the Shukolovo substation (Dmitrovskiye Grids). The State Commission report is being processed. Registration of the ownership rights is underway.

Last August, the Kashirskiye Electric Grids commissioned 220 kV Kashira — Lesnaya and Kashira — Pakhra overhead lines across the Oka river.

The acceptance board inspected the 220 kV TEP-20 — Ochakovo and TEP-20 — Yuzhnaya cable lines (Moscow Cable Grid). The receipt inspection form is being processed.

September saw completion of replacement of the 13 atm (abs) steam pipeline within the ambits of TEP-22's Units Nos 3 through 6.

Refurbishment of Unit No. 11 at TEP-22 and Unit No. 6 at LAPS-4 has been completed.

Under the municipal program:

- construction of a 220 kV Akademicheskaya substation is carried on: erection of the substation building has been completed; the equipment installation is in progress. The substation placing in operation is scheduled for November 2003;
- the preparatory work at the 220 kV Narvskaya substation and 110 kV Chkalovskaya substation is underway;
- the construction preparation phase at the Businovskaya pressure pumping station has been completed. The designs of the Filevskaya and Yasenevskaya PPSs have been submitted to the Moscow State Expertise Committee, the preparatory work is in progress. Specification requirements for designing Ostashkovskaya PPS has been approved, the building lease contract is in the execution phase.

The first priority capital construction objectives of MOSENERGO before the end of 2003 are: replacement of 110 MW Turbine No. 8 at TEP-22, commissioning of 220 kV Akademicheskaya substation in the Yuzhniye Grids, construction of cable feeders and heating grids under the municipal program for ramshackle dwelling refurbishment.

Себестоимость энергии

Себестоимость электрической энергии за январь — сентябрь 2003 года составила 71,33 коп./кВт·ч (за 9 месяцев 2002 года — 55,52 коп./кВт·ч), тепловой энергии — 318,70 руб./Гкал (за 9 месяцев 2002 года — 282,15 руб./Гкал).

По сравнению с тем же периодом 2002 года удорожание себестоимости составило 8,3 млрд. рублей, или 22,9%.

Себестоимость электроэнергии возросла на 6,6 млрд. рублей, или 28,4%, себестоимость тепловой энергии увеличена на 1,7 млрд. рублей, или 22,9%.

Стоимость топлива в затратах на производство энергии за 9 месяцев 2003 года составила 16 987 млн. рублей, что выше уровня того же периода 2002 года на 58,2%. Удельный вес топлива в затратах составил 38,0%, в том же периоде прошлого года — 32,1%.

Цена на основной вид топлива — природный газ — составила 847,65 руб./тыс. куб.м, что выше прошлогодней на 41,6%.

Цена одной тонны мазута составила 2 016 рублей, что на 48,6% выше уровня прошлого года.

Для сокращения сжигания мазута производилась покупка альтернативного газа, цена которого составила 1 195,67 руб./тыс.куб.м.

Стоимость одной тонны кузнецкого угля составила 753,3 рублей с учетом железнодорожного тарифа, что выше на 14,3%, чем за этот же период прошлого года.

Средняя цена условного топлива увеличилась на 41,8% в сравнении с прошлогодней.

Затраты на ремонт в течение 9 месяцев 2003 года в целом по ОАО «Мосэнерго» выше уровня того же периода 2002 года на 20% за счет увеличения объема ремонтных работ в основном на тепловых сетях и средств на оплату труда персонала филиалов, осуществляющего ремонт хозспособом, и персонала производственно-ремонтных предприятий.

Затраты на оплату труда с отчислениями на социальное страхование увеличились на 22,7% по сравнению с тем же периодом 2002 года в связи с необходимостью увеличения заработной платы в целях выпол-

Production Cost

In the period from January to September 2003, the production cost of electricity amounted to 71.33 kopecks/kWh (55.52 kopecks/kWh in the nine months of 2002), while production cost of heat stood at 318.70 RUR/Gcal (282.15 RUR/Gcal year on year).

As compared with the same period of 2002, the production cost increased by RUR 8.3 billion, or 22.9%.

The production cost of electricity grew by RUR 6.6 billion, or 28.4%, the production cost of heat increased by RUR 1.7 billion, or 22.9%.

In the nine months of 2003, the fuel component of energy production costs amounted to 16,987 RUR million, a 58.2% rise year on year. The share of fuel in the total production costs was 38.0% against 32.1% in the first quarter of the last year.

The price of the primary fuel, natural gas, was RUR 847.65 per thousand cu m, 41.6% up from the last year's level.

A ton of fuel oil cost RUR 2,016, a 48.6% increase year on year.

To reduce fuel oil burning, alternative gas was purchased at a price of RUR 1,195.67 per thousand cu m.

Kuznetsk coal was RUR 753.3 per ton, inclusive of the railroad tariff, rising 14.3% year on year.

The average price of equivalent fuel increased by 41.8% as compared with the last year.

MOSENERGO's overall maintenance costs in the nine months of 2003 increased by 20% against the same period of 2002 due to a greater amount of repair operations (largely in the heating grids) and labor costs at the branches that perform repairs on a contractual basis and at the production-repair entities.

The payroll costs, including social insurance payments, grew by 22.7% as compared with the same period of 2002 pushed by the need to increase salaries in pursuance of the Tariff Agreement with the Energy Industry Trade Union.

The fee for connection to RAO UES of Russia increased by 30% as compared with the nine months of the last year.

нения тарифного соглашения с «Электропрофсоюзом».

Абонентная плата ОАО РАО «ЕЭС России» увеличилась на 30% по отношению к уровню 9 месяцев прошлого года.

В то же время, снижение стоимости топлива по сравнению с плановой, снижение удельного расхода топлива, тепловых потерь и затрат на производственные нужды, рост электро- и теплопотребления, а также выполнение программы управления издержками энергосистемы позволили сдержать рост затрат на производство энергии в течение 9 месяцев текущего года на 1,6 млрд. рублей.

At the same time, a reduction in the fuel costs against the planned level, a cutback in the specific fuel consumption, heat losses and expenses for production needs, growing electricity and heat consumption, and also the fulfillment of the energy system's cost management program allowed us to curb the growth of energy production costs in the nine months of this year by RUR 1.6 billion.

Тарифы

Регулирование тарифов на электрическую и тепловую энергию для ОАО «Мосэнерго» в 2003 году состоялось в I квартале: с 20 февраля введены в действие новые тарифы для всех групп потребителей Московской области, а с 1 марта — для потребителей Москвы.

○ Основные параметры новых тарифов:

◦ средний тариф на электрическую энергию по ОАО «Мосэнерго» на 2003 год равен 83,61 коп./кВт·ч с приростом к действующему до марта 2003 года на 15%, в том числе по Москве — 86,53 коп./кВт·ч, или на 10% выше ранее утвержденного и в Московской области — 80,11 коп./кВт·ч, или на 22% выше;

◦ средний тариф на тепловую энергию равен 311,19 руб./Гкал с увеличением на 16,5% к

Tariffs

In 2003, MOSENERGO's tariffs for electricity and heat were adjusted in Q1: new tariffs for all consumer groups of the Moscow Region were introduced on February 20, and for Moscow consumers on March 1.

○ The main characteristics of the new tariffs are:

◦ MOSENERGO's published electricity tariff for 2003 is equal 83.61 kopecks/kWh with a 15% increment to that effective before March 2003, including 86.53 kopecks/kWh in Moscow, or 10% above the earlier approved, and 80.11 kopecks/kWh in the Moscow Region, or 22 % up;

◦ the published heat tariff for 2003 is equal 311.19 RUR/Gcal with a 16.5% mark up to the tariff level valid until March 2003, including 309.36 RUR/Gcal in Moscow with a 15.4% growth, and

□ **Тарифы и рентабельность производства** *за 9 месяцев 2003 года*

□ **Tariffs and Margin** *for 9 months 2003*

	Электроэнергия, коп./кВт·ч **Electricity**, *kopecks/kWh*	**Теплоэнергия**, руб./Гкал **Heat**, *RUR/Gcal*
Средний установленный тариф Average fixed tariff	80,70	287,10
Средний отпускной тариф Average sale tariff	80,55	287,65
Себестоимость Production cost	71,33	318,70
Рентабельность производства, % Margin, %	**12,9**	**-9,7**

уровню тарифа, действующего до марта 2003 года, в том числе по Москве — 309,36 руб./Гкал с приростом 15,4% и в Московской области — 341,57 руб./Гкал с приростом 33,1%.

Как и в прошлом году, установленные тарифы на тепловую энергию не обеспечивают ее прибыльность, поскольку продажа тепловой энергии осуществлялась по цене ниже себестоимости ее производства, что не могло не сказаться на финансовых результатах работы ОАО «Мосэнерго» за 9 месяцев 2003 года.

341.57 RUR/Gcal in the Moscow Region, a 33.1% run up.

Similarly to the last year, the established heat tariffs failed to provide its cost effectiveness, inasmuch as heat was sold at a price below its production cost, and that could not but affect the financial performance of MOSENERGO in the nine months of 2003.

□ Структура затрат 01.01.— 01.10.2003 (I) и структура затрат 01.01.— 01.10.2002 (II), %

□ Cost structure 01.01.— 01.10.2003 (I) and cost structure 01.01.— 01.10.2002 (II), %

		I	II
Затраты на топливо	Fuel costs	38,0	32,1
Затраты на оплату труда с отчислениями на социальное страхование	Labour costs including allocations to social insurance	16,6	18,3
□ Амортизация	□ Depreciation	9,8	12,8
□ Материальные и прочие денежные затраты	□ Tangibles and other cash expenses	12,5	12,4
□ Затраты на ремонт, выполняемый привлеченным персоналом	□ Costs of repairs performed by contracted personnel	11,6	12,6
□ Отчисления в установленном порядке за счет себестоимости	□ Prescribed allocations for the account of production costs	11,5	11,8



I
38,0
16,6
9,8
12,5
11,6
11,5
II
32,1
18,3
12,8
12,4
12,6
11,8
0 5 10 15 20 25 30 35 40 45 50 55 60 65 70 75 80 85 90 95 100

Финансовые результаты

Товарная продукция, продажи, прибыль, долги

Отпуск товарной продукции (без НДС) за 9 месяцев 2003 года составил 48,8 млрд. рублей, в том числе потребителям электрической и тепловой энергии — 47,2 млрд. рублей. В сравнении с тем же периодом 2002 года прирост отпуска энергии составил 14,6 млрд. рублей, или 44,9%, и обусловлен ростом отпускных тарифов (12,0 млрд. рублей), а также ростом полезного отпуска электрической и тепловой энергии (2,6 млрд. рублей).

Выручка от продажи товарной продукции за 9 месяцев 2003 года составила 51,4 млрд. рублей (без НДС), или 105,2% к отгруженной продукции. Выручка от продажи электрической и тепловой энергии составила 49,7 млрд. рублей и по сравнению с тем же периодом 2002 года возросла на 14,7 млрд. рублей, или на 42,0%.

Прирост объема продаж электрической и тепловой энергии по отношению к прошлому году обусловлен изменением отпускных цен на энергию, а также увеличением объема проданной энергии.

Прибыль от продаж товарной продукции за 9 месяцев 2003 года составила 2,52 млрд. рублей. Прибыль от продаж электрической и тепловой энергии — 2,41 млрд. рублей, в том числе:

- прибыль от продаж электрической энергии — 3,86 млрд. рублей;
- убыток от продаж тепловой энергии — 1,45 млрд. рублей.

В 2002 году по итогам за 9 месяцев был получен убыток от продажи товарной продукции в размере 816,4 млн. рублей.

С учетом операционных и внереализационных расходов убыток Общества до налогообложения за 9 месяцев текущего года составил 674,3 млн. рублей (за 9 месяцев прошлого года ОАО «Мосэнерго» имело убыток до налогообложения в размере 3,13 млрд. рублей).

После уплаты налога на прибыль и других обязательных платежей, с учетом чрезвычайных доходов и расходов, фактический чи-

Financial Results

Marketable Products, Sales, Profit, and Debts

In the nine months of the year 2003, the accrual-based sales of marketable products (net of VAT) amounted to RUR 48.8 billion, including RUR 47.2 billion to electricity and heat consumers. The add-on accrual-based energy sales totaled RUR 14.6 billion, or 44.9% year-on-year, and is attributable to the increased disbursing tariffs (RUR 12.0 billion), as well as to greater effective sales of electricity and heat (RUR 2.6 billion).

In the nine months of 2003, the cash-based sales of commercial output amounted to RUR 51.4 billion (net of VAT), or 105.2% of the accrual-based sales. The cash-based sales of electricity and heat totaled RUR 49.7 billion, up RUR 14.7 billion, or 42.0% year-on-year.

The growth in sales of electricity and heat against the last year is due to changes in sale prices for energy as well as more volumes of sold energy.

The profit on sales of marketable products in the nine months of 2003 amounted to RUR 2.52 billion, including the profit on the electricity and heat sales of RUR 2.41 billion, including:

- RUR 3.86 billion in the profit on electricity sales;
- RUR 1.45 billion in the loss on heat sales.

The bottom line for the nine months of 2002 showed a RUR 816.4 million loss on sale of the marketable products.

With an allowance for the operating and non-operating expenses, the Company's pretax loss in the nine months of this year came to RUR 674.3 million (in the nine months of the previous year, MOSENERGO's pretax loss was RUR 3.13 billion).

After the profit tax and other mandatory payments, the actual net loss for the nine months of 2003 adjusted for contingency revenues and losses amounted to RUR 1.07 billion (the net loss in 2002 was RUR 3.39 billion).

The accounts receivable from electricity and heat consumers, including those for supplies to FOREM (Federal Wholesale Market) (inclusive of

стый убыток за 9 месяцев 2003 года составил 1,07 млрд. рублей (в 2002 году чистый убыток составлял 3,39 млрд. рублей).

Дебиторская задолженность потребителей электрической и тепловой энергии с учетом поставки на ФОРЭМ (с НДС) снизилась с начала года на 36,0% (с 8,69 до 5,57 млрд. рублей), в том числе за электроэнергию, отпущенную собственным потребителям, на 16,8%, за тепловую энергию — на 64,0%.

Снижение дебиторской задолженности за электрическую и тепловую энергию обусловлено в первую очередь погашением задолженности крупного потребителя электрической и тепловой энергии — ГУП «Мосгортепло», а также организаций промышленности, Министерства обороны, столичных муниципальных жилищных организаций и областных оптовых потребителей-перепродавцов.

Задолженность потребителей Москвы за энергию за 9 месяцев снизилась на 55,1%.

Задолженность потребителей Московской области снизилась на 18,8%.

Дебиторская задолженность за поставленную на ФОРЭМ электрическую энергию снизилась с 749,0 до 680,2 млн. рублей (с НДС), или на 9,2% — за счет выполнения субъектами оптового рынка задания Оперативной комиссии ОАО РАО «ЕЭС России».

VAT) reduced by 36.0% (from RUR 8.69 to RUR 5.57 billion) from the beginning of the year, with the electricity and heat sales to own consumers accounting for 16.8% and 64.0% respectively.

The reduction of the accounts receivable for electricity and heat first of all came on the back of repayment of the debt of a large electricity and heat consumer, Mosgorteplo, as well as industrial and municipal housing consumers, Ministry of Defence, and regional wholesale resellers.

Receivables for electricity due from Moscow consumers for the nine months reduced by 55.1%.

Receivables due from the Moscow Region consumers came down by 18.8%.

Receivables for electricity supplied to the FOREM went down from RUR 749.0 million to RUR 680.2 million (with VAT), or by 9.2% owing to the fulfillment of the order of the Operative Commission of RAO UES of Russia by wholesale market entities.

The Company's payables to suppliers and contractors for fuel, capital construction, and repair and maintenance operations increased from RUR 2.61 billion to RUR 3.73 billion, or by 43.2%.

The reason for the arrears due to gas suppliers was new due dates of contracted deliveries to Mezhregiongaz (on or before the 10th day of the month following the reporting month). The growth in the gas arrears as of October 1 is temporary, and as

□ **Рентабельность производства**
изменилась в сравнении с 9 месяцами 2002 года следующим образом, %:

□ **MOSENERGO's production margin**
versus 9 months of 2002 changed as follows, %:

	9 месяцев 2002 года 9 M 2002	9 месяцев 2003 года 9 M 2003
Рентабельность производства энергии Energy production margin	–2,6	5,4
Электроэнергия Electricity	7,8	12,9
Теплоэнергия Heat	–23,2	–9,7

Кредиторская задолженность Общества поставщикам и подрядчикам за топливо, капитальное строительство и ремонтно-эксплуатационные работы возросла с 2,61 млрд. рублей до 3,73 млрд. рублей, или на 43,2%. Причинами образования задолженности пе-

at October 14 last year, the debt to Mezhregiongaz in the amount of RUR 1,362 million was repaid.

An increase in the accounts due for overhauls is associated with greater amount of the Moscow heating grids rebuilding in the second and third quarters for the purposes of the city

ред поставщиками газа явилось изменение сроков оплаты поставки по договору с «Межрегионгаз» (до 10 числа месяца, следующего за отчетным). Рост кредиторской задолженности за газ по состоянию на 1 октября носит временный характер, и уже 14 октября т. г. кредиторская задолженность перед «Межреги-

heat supply preparation for the fall and winter seasons. The overhaul arrears are of the present-day nature, the principal repayment is scheduled for the 4th quarter of 2003.

MOSENERGO has no problematic accounts payable, and concluded no payables restructuring agreements.

□ **Структура краткосрочной кредиторской задолженности** *поставщикам и подрядчикам, млн. рублей*

□ **Structure of short-term payables to suppliers and contractors**, *RUR million*

	01.01.2003	01.10.2003
Поставщикам и подрядчикам Suppliers and contractors	2 605,0	3 729,8
в том числе: including:		
Топливо Fuel	229,3	1 496,7
в том числе: including:		
газ gas	1 92,7	1 403,0
уголь coal	11,8	43,6
мазут fuel oil	17,1	42,3
торф peat	7,7	7,8
Капитальное строительство Capital construction	1 036,9	599,7
Ремонтно-эксплуатационные работы Repair and maintenance	1 338,8	1 633,4

□ **Отчет о прибыли ОАО «Мосэнерго»**, *млн. руб.*

□ **Income statement (unaudited)**, *RUR million*

	На 01.10.2002 As of 01.10.2002	На 01.10.2003 As of 01.10.2003
Выручка от продажи продукции Net sales	33 796,3	48 852,4
Себестоимость проданной продукции Cost of good sold	34 574,0	46 280,7
Прибыль до налогообложения Profit before taxation	−3 132,3	−674,3
Налоги Profit taxes	262,3	395,0
Чистая прибыль Net profit	−3 393,4	−1 067,3

☐ Аналитический баланс ☐ Analytical balance sheet (unaudited)

АКТИВ, *млн. руб.* ASSETS, *RUR million*	На 01.10.2002 As of 01.10.2002	На 01.10.2003 As of 01.10.2003	Отклонение Deviation
I. ВНЕОБОРОТНЫЕ АКТИВЫ I. NON-CURRENT ASSETS			
Нематериальные активы Intangible assets	0,05	0,05	0
Основные средства Fixed assets	93 228,5	93 499,8	271,3
Вложения во внеоборотные активы Investments in non-current assets	5 948,5	6 921,0	972,5
Долгосрочные финансовые вложения Long-term financial investments	66,6	89,3	22,7
ИТОГО ПО РАЗДЕЛУ I TOTAL SECTION I	99 243,7	100 510,2	1 266,5
Внеоборотные активы в % к итогу баланса Non-current assets-to-total balance ratio	84,4%	83,0%	
II. ОБОРОТНЫЕ АКТИВЫ II. CURRENT ASSETS			
Запасы Inventories	4 629,4	5 387,3	757,9
Налог на добавленную стоимость по приобретенным ценностям Value added tax on values acquired	1 164,4	1 500,3	335,9
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты) Debtors (expected to pay later than 12 months after the reporting date)	10,8	166,2	155,4
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты) Debtors (expected to pay within 12 months after the reporting date)	10 093,3	10 771,5	678,2
Краткосрочные финансовые вложения Short-term financial investments	0,0	31,1	31,1
Денежные средства Monetary assets	2 455,0	2 723,6	268,6
ИТОГО ПО РАЗДЕЛУ II TOTAL SECTION II	18 352,9	20 580,0	2 227,1
Оборотные активы в % к итогу баланса Current assets-to-total balance ratio	15,6%	17,0%	
Долгосрочная дебиторская задолженность в % к итогу баланса Long-term debtors-to-total balance ratio	0,01%	0,14%	
Краткосрочная дебиторская задолженность в % к итогу баланса Short-term debtors-to-total balance ratio	8,6%	8,9%	
БАЛАНС BALANCE	**117 596,6**	**121 090,2**	**3 493,6**

ПАССИВ, *млн. руб.* **LIABILITIES**, *RUR million*	На 01.10.2002 As of 01.10.2002	На 01.10.2003 As of 01.10.2003	Отклонение Deviation
III. КАПИТАЛ И РЕЗЕРВЫ III. CAPITAL AND RESERVES			
Уставный капитал Charter capital	28 267,7	28 267,7	0
Добавочный капитал Additional capital	71 209,8	73 077,2	1 867,4
Резервный капитал Reserve capital	279,1	311,4	32,3
Фонд социальной сферы Social assets fund	74,4	64,9	–9,5
Нераспределенная прибыль прошлых лет Retained earnings of previous years	3 531,3	1 647,1	–1 884,2
Непокрытый убыток отчетного года Uncovered loss of the reporting year	–3 393,4	–1 067,3	2 326,1
ИТОГО ПО РАЗДЕЛУ III TOTAL SECTION III	99 968,9	102 301,0	2 332,1
Собственный капитал в % к итогу баланса Equity-to-total balance ratio	85,0%	84,5%	
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА IV. LONG-TERM LIABILITIES			
Займы и кредиты Borrowings and loans	2 380,0	3 179,8	799,8
Прочие долгосрочные обязательства Other long-term liabilities	0	191,2	191,2
ИТОГО ПО РАЗДЕЛУ IV TOTAL SECTION IV	2 380,0	3 371,0	991,0
Долгосрочные обязательства в % к итогу баланса Long-term liabilities-to-total balance ratio	2,0%	2,8%	
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА V. SHORT-TERM LIABILITIES			
Займы и кредиты Borrowings and loans	7 073,6	6 836,4	–237,2
Кредиторская задолженность Creditors	5 936,5	6 610,1	673,6
Задолженность участникам (учредителям) по выплате доходов Arrears of income due to members (founders)	204,1	107,8	–96,3
Доходы будущих периодов Incomes of future periods	2 033,5	1 863,9	–169,6
ИТОГО ПО РАЗДЕЛУ V TOTAL SECTION V	15 247,7	15 418,2	170,5
Краткосрочные обязательства в % к итогу баланса Short-term liabilities-to-total balance ratio	13,0%	12,7%	
Кредиторская задолженность в % к итогу баланса Short-term arrears-to-total balance ratio	5,0%	5,5%	
БАЛАНС BALANCE	**117 596,6**	**121 090,2**	**3 493,6**

онгаз» в размере 1 млрд. 362 млн. рублей была погашена.

Увеличение кредиторской задолженности по капитальному ремонту связано с увеличением во втором и третьем кварталах физических объемов работ по ремонту тепловых сетей Москвы в целях подготовки теплоснабжения города к осенне-зимнему периоду. Задолженность по капитальному ремонту носит текущий характер, основное погашение планируется в 4 квартале 2003 года.

Проблемной кредиторской задолженности ОАО «Мосэнерго» не имеет, соглашений о реструктуризации кредиторской задолженности не заключалось.

Комментарий к изменениям баланса на 01.10.2003 в сравнении с балансом на 01.10.2002

По состоянию на 01.10.2003 совокупные активы ОАО «Мосэнерго» составили 121 090,2 млн. рублей, увеличившись по сравнению с 01.10.2002 на 3 493,6 млн. рублей, или 3,0%.

Структура активов Компании в течение рассматриваемого периода претерпела незначительные изменения.

Доля внеоборотных активов в валюте баланса сократилась с 84,4% до 83,0%.

93,0% стоимости внеоборотных активов составляют основные средства, остаточная стоимость которых увеличилась за рассматриваемый период на 271,3 млн. рублей. Данное увеличение связано с принятием на баланс новых объектов основных средств.

Вложения во внеоборотные активы увеличились на 972,5 млн. рублей, или 16,3%, за счет строительства объектов производственного назначения.

○ Доля оборотных активов в валюте баланса увеличилась с 15,6% до 17,0%. Произошло это главным образом по следующим причинам:

- на 833,6 млн. рублей возросла суммарная величина дебиторской задолженности Общества;
- на 757,9 млн. рублей возросла величина запасов в основном по причине роста цен на топливо;

Comments on Changes in the Balance Sheet as of October 1, 2003 as Compared with the Balance Sheet as of October 1, 2002

As of October 1, 2003, MOSENERGO's total assets were RUR 121,090.2 million, rising by RUR 3,493.6 million, or 3.0%, as compared with October 1, 2002.

The structure of the Company's assets has suffered minor changes during the period in question.

The proportion of the non-current assets in the balance line reduced from 84.4 to 83.0%.

93.0% of the value of the non-current assets are represented by fixed assets, the depreciated cost of which in the period under review increased by RUR 271.3 million. This increase is associated with taking new fixed assets onto the books.

Investments in the non-current assets increased by RUR 972.5 million, or 16.3%, due to construction of production facilities

○ The proportion of the current assets in the balance line grew from 15.6 to 17.0%. This was mainly due to the following reasons:

- the cumulative value of the Company's accounts receivable grew by RUR 833.6 million;
- the amount of inventories increased by RUR 757.9 million mainly due to a growth of fuel prices;
- the amount of VAT increased by RUR 335.9 million due to a change in the procedure for its accounting in construction of the fixed assets and fuel procurement;
- the amount of cash increased by RUR 268.6 million.

○ The reasons for accretion of the accounts receivable were:

- a RUR 1,230.0 million growth of the amount of advances paid (principally, to building and repair organizations);
- a RUR 1,689.2 million growth of the accounts due from other debtors (largely, by reason of taxes overpayment to the federal budget and budgets of the Russian Federation constituent members).

At the same time, the accounts due from buyers and customers reduced by RUR 2,241.1 million. The reduction is caused by retirement of debts of

◦ на 335,9 млн. рублей возросла величина НДС за счет изменения порядка его учета в части строительства объектов основных фондов и закупок топлива;

◦ на 268,6 млн. рублей возросла величина денежных средств.

○ Причинами увеличения дебиторской задолженности стали:

◦ рост на 1 230,0 млн. рублей величины выданных авансов (в основном строительным и ремонтным организациям);

◦ рост на 1 689,2 млн. рублей величины задолженности прочих дебиторов (главным образом за счет переплаты по налогам в федеральный бюджет и бюджеты субъектов РФ).

В то же время, на 2 241,1 млн. рублей сократилась дебиторская задолженность покупателей и заказчиков. Снижение обусловлено сокращением долгов потребителей, финансируемых из федерального бюджета, снижением задолженности муниципальных организаций, а также оптовых потребителей-перепродавцов.

Доля краткосрочной дебиторской задолженности в валюте баланса увеличилась с 8,6% на 01.10.2002 до 8,9% на 01.10.2003.

Величина долгосрочной дебиторской задолженности увеличилась на 155,4 млн. рублей по причине заключения договоров с потребителями электрической энергии по реструктуризации задолженности.

В структуре пассивов Общества на 01.10.2003 по сравнению с 01.10.2002 также не произошло существенных изменений.

Основную часть капитала Общества (84,5%) составляют собственные средства.

За рассматриваемый период их величина возросла на 2 332,1 млн. рублей. Это произошло за счет увеличения на 1 867,4 млн. рублей добавочного капитала Компании. Кроме того, на 2 326,1 млн. рублей сократилась величина непокрытого убытка отчетного периода. Нераспределенная прибыль прошлых лет уменьшилась на 1 884,2 млн. рублей.

Удельный вес долгосрочных обязательств в валюте баланса ОАО «Мосэнерго» увеличился с 2,0% на 01.10.2002 до 2,8% на 01.10.2003 в связи с привлечением Обще-

federal budget-sponsored consumers, decrease of the indebtedness of municipal organizations as well as wholesale resellers.

The weight of the short-term receivables in the balance line rose from 8.6% as of October 1, 2002, to 8.9% as of October 1, 2003.

The amount of long-term receivables increased by RUR 155.4 million on the score of signing debt restructuring agreements with the electricity consumers.

There were also no major changes in the structure of the Company's liabilities as of October 1, 2003, as compared with October 1, 2002.

The Company's capital is largely composed of the equity funds (84.5%).

Over the period under review, their value has grown by RUR 2,332.1 million. This resulted from an augmentation of the Company's additional capital by 1,867.4 million. Furthermore, the uncovered loss for the accounting period decreased by RUR 2,326.1 million. The retained profit of past years dropped by RUR 1,884.2 million.

The ratio of the long-term liabilities in the balance line of MOSENERGO increased from 2.0% as of October 1, 2002, to 2.8% as of October 1, 2003, caused by the Company's additional borrowings for the investment and corporate purposes.

○ The content of the Company's short-term liabilities reduced from 13.0% to 12.7%. The Company's payables therewith rose by RUR 673.6 million (11.3%). Its ratio in the balance line was 5.5% as of October 1, 2003, against 5.0% as of October 1, 2002. This happened for a number of reasons:

◦ accounts due to suppliers and contractors grew by RUR 242.7 million;

◦ advances received increased by RUR 315.2 million;

◦ current payroll liabilities accrued by RUR 187.1 million.

At the same time, other accounts payable reduced by RUR 189.8 million.

ством дополнительных кредитных ресурсов на инвестиционные и корпоративные цели.

- Доля краткосрочных обязательств Компании сократилась с 13,0% до 12,7%. При этом на 673,6 млн. рублей (на 11,3%) увеличилась кредиторская задолженность Общества. Ее удельный вес в валюте баланса на 01.10.2003 составил 5,5%, против 5,0% на 01.10.2002. Это произошло по ряду причин:
- увеличилась задолженность поставщикам и подрядчикам на 242,7 млн. рублей;
- авансы полученные возросли на 315,2 млн. рублей;
- текущая задолженность по оплате труда увеличилась на 187,1 млн. рублей.

В то же время величина задолженности прочим кредиторам сократилась на 189,8 млн. рублей.

Analytical ratio

The financial results of MOSENERGO's operations and business in the nine months of 2003 are reflected by major financial analytical ratios.

All major indices of liquidity, stability, business activity and margins demonstrate consistency or improvements as compared with the figures of October 1, 2002.

The absolute and current liquidity ratios have grown considerably, which is mainly due to an increase of the amount of inventories, short-term receivables and cash on the Company's settlement accounts, as well as less volume of short-term loans and credits of MOSENERGO.

The financial stability ratio still stands high, which evidences a stable financial position of MOSENERGO because a considerable portion

□ Аналитические коэффициенты

□ Analytical ratio

	На 01.10.2002 As of 01.10.2002	На 01.10.2003 As of 01.10.2003
Коэффициент абсолютной ликвидности Absolute liquidity ratio	0,19	0,20
Коэффициент текущей ликвидности Current liquidity ratio	1,41	1,53
Коэффициент финансовой устойчивости Financial stability ratio	0,90	0,88
Коэффициент общей оборачиваемости капитала (ресурсоотдача) General capital turnover ratio (resource productivity ratio)	0,30	0,41
Коэффициент оборачиваемости мобильных средств Current asset turnover ratio	1,84	2,37
Фондоотдача Asset productivity	0,36	0,52
Рентабельность продаж Margin on sales	–2,4 %	5,2 %
Рентабельность собственного капитала Return on equity	–3,1 %	–0,7 %
Рентабельность производства Margin on production	–2,4 %	5,4 %

Аналитические коэффициенты

Финансовые результаты производственно-хозяйственной деятельности ОАО «Мосэнерго» за 9 месяцев 2003 года отражают основные финансово-аналитические коэффициенты.

of assets is financed by equity and long-term borrowings.

The growth of the general capital turnover, current asset turnover and asset productivity ratios demonstrates more efficient use of fixed production assets and cost management by the Company.

Все основные показатели ликвидности, устойчивости, деловой активности и рентабельности демонстрируют стабильность или положительную динамику по сравнению с их значениями на 1 октября 2002 года.

Возросли коэффициенты абсолютной и текущей ликвидности, что связано в основном с ростом величины запасов, краткосрочной дебиторской задолженности и денежных средств на расчетных счетах Общества, а также с сокращением величины краткосрочных займов и кредитов ОАО «Мосэнерго».

На высоком уровне остается коэффициент финансовой устойчивости, что говорит о стабильности финансового положения ОАО «Мосэнерго», так как значительная часть активов финансируется за счет собственного капитала и долгосрочных заемных средств.

Рост коэффициентов общей оборачиваемости капитала, оборачиваемости мобильных средств и фондоотдачи демонстрирует возросшую эффективность использования основных производственных фондов и управления издержками Компании.

Непосредственными причинами роста, главным образом, стали увеличение выручки от продаж продукции в связи с увеличением среднеотпускных тарифов на энергию, а также рост полезного отпуска электрической и тепловой энергии собственным потребителям.

Рентабельность продаж, которая на 1 октября 2002 года составляла −2,4%, существенно возросла и составила на 1 октября 2003 года +5,2%. Рентабельность производства продукции возросла с −2,4% до +5,4%.

Immediate causes of such growth were, largely, an increase of sales proceeds driven by higher average energy tariffs, as well as greater effective sales of electricity and heat to own consumers.

Margin on sales, which was −2.4% on October 1, 2002, showed a healthy increase and amounted to +5.2% by October 1, 2003. The margin on production rose from −2.% to +5.4%.

Сведения об Обществе

□ **Полное фирменное наименование:**
Открытое акционерное общество энергетики и электрификации «Мосэнерго»

○ **Местонахождение и почтовый адрес:**
115035, г. Москва, Раушская набережная, 8
Телетайп 113137 USPH PU.
Телефон (095) 957-3530.
Факс (095) 230-6317, 234-7082.
Адрес в Интернете: www.mosenergo.ru.
Адрес электронной почты:
ocb@mosenergo.elektra.ru

○ **Контактные телефоны для получения дополнительной информации:**
○ Васильев Дмитрий Валерьевич — первый заместитель генерального директора — управляющий директор по корпоративной политике и управлению собственностью.
Телефон: (095) 957-2955
○ Жариков Алексей Николаевич — начальник отдела ценных бумаг.
Телефон:(095) 957-3417

○ **Реестродержатель:**
ЗАО «Специализированный регистратор Реестр-Сервис».
Адрес: 113035, Москва, ул.Садовническая, 15.
Телефон: (095) 234-7078.
Факс: (095) 234-7082

○ **Аудитор:**
ООО Фирма «ТОП-АУДИТ». ИНН:7722020834.
Юридический адрес: 111024, Москва, Шоссе Энтузиастов, д.5, стр.4.
Телефон: (095) 916-0911.
Факс: (095) 917-8789

Information about the Company

□ **Full corporate name:**
MOSENERGO Open Joint-Stock Company for Energy and Electrification

○ **Location and postal address:**
8 Raushskaya Naberezhnaya, Moscow 115035
Teletype: 113137 USPH PU.
Phone: (095) 957-3530.
Fax: (095) 230-6317, 234-7082.
Web address: www.mosenergo.ru.
E-mail: ocb@mosenergo.elektra.ru

○ **Contact phones for more information:**
○ Dmitry Valeryevich Vasilyev, First Deputy General Director — Managing Director for Corporate Policies and Property Management.
Phone: (095) 957-2955
○ Aleksey Nikolayevich Zharikov, Head of the Securities Department.
Phone: (095) 957-3417

○ **Register holder:**
ZAO Spetsializirovanny Registrator Reestr-Servis (Register Service Specialized Registrar).
Address: 15 Sadovnicheskaya St., Moscow, 113035.
Phone: (095) 234-7078.
Fax: (095) 234-7082

○ **Auditor:**
OOO TOP-AUDIT. Taxpayer ID: 7722020834.
Legal address: Str. 4, 5 Shosse Entuziastov, 111024.
Phone: (095) 916-0911.
Fax: (095) 917-8789

Материал подготовлен Производственно-техническим отделом ОАО «Мосэнерго». Оригинал-макет изготовлен ООО «РАЙДЕР ОПТИМ».

The materials have been prepared by the Production and Technology Department of MOSENERGO. The comprehensive prepared by OOO RIDER OPTIM.

Открытое акционерное общество энергетики и электрификации «Мосэнерго»

MOSENERGO Open Joint-Stock Company for Energy and Electrification